

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

August 17, 2009

<u>Via Facsimile and U.S. Mail</u>

Mr. G. Edward McClammy
Chief Financial Officer
Varian, Inc.
3120 Hansen Way
Palo Alto, California 94304

> **Re: Varian, Inc.**
> **Form 10-K for the Fiscal Year Ended October 3, 2008**
> **Filed November 26, 2008**
> **File No. 000-25393**

Dear Mr. McClammy:

    We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended October 3, 2008

Note 2. Summary of Significant Accounting Policies, page F-7

-Revenue Recognition, page F-7

1.   We note your disclosures related to you deferring gross profit related to certain transactions under your revenue recognition policy. Please revise your disclosures here or in MD&A in future filings to disclose the gross amounts of deferred revenue and deferred costs that comprise the net amount presented on the balance sheet.

-Goodwill and Intangible Assets, page F-9

2.   Please revise this note in future filings to disclose your accounting policy relating to your annual goodwill impairment tests. Discuss how you apply the two-step method outlined in FASB Accounting Standards Codification 350-20-35-4 through 350-20-35-19 to identify potential goodwill impairment and to measure the amount of goodwill impairment loss to be recognized (if any). In this regard, to the extent material to an understanding of your goodwill assets and the related impairment testing, consider adding disclosure here or in MD&A in future filings to disclose the number of reporting units you have identified, the valuation methodologies used to value goodwill, qualitative and quantitative disclosures of the material assumptions used, a sensitivity analysis of those assumptions based upon reasonably likely changes and any changes in your methodologies or assumptions relating to your goodwill impairment evaluation.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief